NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 12, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 01, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger bewteen Superior Drilling Products Inc.and DTI Merger Sub I, Inc., a wholly owned subsidiary of Drilling Tools International Corporation, became effective before the opening on August 1, 2024. Shareholders elected to receive either Cash Consideration or Stock Consideration for each Common Stock of Superior Drilling Products Inc. held. If no election was made by the election deadline, it will be exchanged for the Cash Election Consideration, the Stock Election Consideration, or a combination of both, subject to Proration. Each share of Superior Drilling Products Inc. Common Stock was converted into $1.00 USD, without interest (Cash Consideration, or 0.313 of a share of Drilling Tools International Corporation Common Stock (Stock Consideration). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 01, 2024.